UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☒           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

DENNY’S CORPORATION
(Name of Registrant as Specified in Its Charter)

OAK STREET CAPITAL MASTER FUND, LTD.
OAK STREET CAPITAL MANAGEMENT, LLC
DAVID MAKULA
PATRICK WALSH
DASH ACQUISITIONS LLC
JONATHAN DASH
SOUNDPOST CAPITAL, LP
SOUNDPOST CAPITAL OFFSHORE, LTD.
SOUNDPOST ADVISORS, LLC
SOUNDPOST PARTNERS, LP
SOUNDPOST INVESTMENTS, LLC
JAIME LESTER
LYRICAL OPPORTUNITY PARTNERS II, L.P.
LYRICAL OPPORTUNITY PARTNERS II, LTD.
LYRICAL OPPORTUNITY PARTNERS II GP, L.P.
LYRICAL CORP III, LLC
LYRICAL PARTNERS, L.P.
LYRICAL CORP I, LLC
JEFFREY KESWIN
MURANO PARTNERS LP
MURANO CAPITAL LLC
MURANO HOLDINGS, LLC
MURANO GROUP LLC
JAY THOMSON
TONY C. LAI
PATRICK H. ARBOR

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

2

ANNUAL MEETING OF STOCKHOLDERS
OF
DENNY’S CORPORATION
_________________________

SUPPLEMENT NO. 1 TO PROXY STATEMENT
OF
THE COMMITTEE TO ENHANCE DENNY’S
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This supplement to Proxy Statement is being furnished to you by The Committee to Enhance Denny’s (collectively referred to herein as the “Committee” or “we”) in connection with the annual meeting of stockholders of Denny’s Corporation (the “Company”) scheduled to be held at 9:00 a.m. on Wednesday, May 19, 2010, at the Company’s Corporate Offices, 203 East Main Street, Spartanburg, South Carolina, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  This supplement should be read in conjunction with our Proxy Statement dated April 9, 2010 (the “Proxy Statement”) previously delivered to stockholders.  This supplement and the enclosed GOLD proxy card are first being mailed on or about April 30, 2010 to stockholders of record as of March 23, 2010, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The date of this supplement is April 27, 2010.

Through our Proxy Statement, as supplemented hereby, and the enclosed GOLD proxy card, we are seeking your support to elect the Committee’s director nominees, Patrick H. Arbor, Jonathan Dash and David Makula (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company, in opposition to the Company’s incumbent directors whose terms expire at the Annual Meeting.  We are soliciting proxies to elect not only our three Nominees, but also the candidates who have been nominated by the Company other than Nelson J. Marchioli, Robert E. Marks and Debra Smithart-Oglesby.  This gives stockholders who wish to vote for our three Nominees the ability to vote for a full slate of eight nominees in total.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

We are not seeking control of the Board of Directors (the “Board”) of the Company.  If elected, our Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value.  We hope that this election contest will result in Nelson J. Marchioli, Robert E. Marks and Debra Smithart-Oglesby NOT being re-elected to the Board and send a strong message to the remaining incumbent directors that stockholders are not satisfied with the Company’s operating performance and management.

SUPPLEMENTAL INFORMATION REGARDING ADDITIONAL PARTICIPANTS IN THIS SOLICITATION

On April 27, 2010, Murano Partners LP (“Murano Partners”), Murano Capital LLC (“Murano Capital”), Murano Holdings, LLC (“Murano Holdings”), Murano Group LLC (“Murano Group”), Jay Thomson and Tony C. Lai (collectively, the “Additional Participants”) joined the Committee and the Section 13(d) group comprised of the members of the Committee.  Accordingly, the Additional Participants may be deemed to be participants in this solicitation.  The Committee’s Proxy Statement is hereby supplemented to include the following information concerning the Additional Participants that is required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Murano Capital is the general partner of Murano Partners.  Murano Holdings is the managing member of Murano Capital.  Murano Group is the investment manager of each of Murano Partners and a managed account (the “Murano Account”).  Mr. Thomson is the sole managing member and Chief Executive Officer of Murano Group and the sole managing member of Murano Holdings.  Mr. Lai is the Managing Director of Murano Group.  The principal business of Murano Capital is providing investment management services to private individuals and institutions and serving as the general partner of Murano Partners.  The principal business of Murano Group is providing investment management services to private individuals and institutions and serving as the investment manager of each of Murano Partners and the Murano Account.  The principal business of Murano Holdings is serving as a holding company of various subsidiaries, including Murano Capital for which Murano Holdings serves as the managing member.  The principal business of Murano Partners is investing in securities.  The principal occupation of Mr. Thomson is serving as the managing member and Chief Executive Officer of Murano Group and as the managing member of Murano Holdings.  The principal occupation of Mr. Lai is serving as the Managing Director of Murano Group.  Messrs. Thomson and Lai serve as co-portfolio managers for all investments managed by Murano Group.  The principal business address of each of the Additional Participants is 2 Embarcadero Center, Suite 1450, San Francisco, CA 94111.

As of the date hereof, Murano Partners owns directly 575,000 shares of common stock, par value $0.01 per share (the “Shares”), of the Company and 163,651 Shares are held in the Murano Account.  By virtue of their relationships with Murano Partners, each of Murano Capital, Murano Holdings, Murano Group and Mr. Thomson may be deemed to beneficially own the Shares owned directly by Murano Partners.  By virtue of their relationships with the Murano Account, each of Murano Group and Mr. Thomson may be deemed to beneficially own the Shares held in the Murano Account.  As of the date hereof, Mr. Lai owns directly 62,000 Shares.  For information regarding purchases and sales of securities of the Company during the past two years by the Additional Participants, see Schedule I.

As of the date hereof, the members of the Committee, including the Additional Participants, collectively own an aggregate of 7,046,127 Shares, constituting approximately 7.1% of the Shares outstanding.  All of such Shares were beneficially owned by the members of the Committee as of the Record Date.  The Committee intends to vote all of such Shares FOR the election of the Nominees and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 29, 2010, as described in the Proxy Statement, as supplemented hereby.  Each member of the Committee, as a member of a “group” with the other Committee members, for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Committee members.  Each Committee member specifically disclaims beneficial ownership of the Shares disclosed herein that he or it does not directly own.

2

The Shares owned collectively by the Additional Participants are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

As disclosed in the Proxy Statement, on March 1, 2010, the members of the Committee (excluding the Additional Participants) entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company; (ii) the parties agreed to solicit proxies or written consents to elect the Nominees and to take all other action necessary or advisable to achieve the foregoing; (iii) the parties agreed on procedures for notifying Oak Street Capital Management, LLC of transactions in securities of the Company; (iv) the parties agreed on procedures for approving filings with the SEC, press releases and stockholder communications proposed to be made or issued by the parties; (v) each of Oak Street Capital Management, LLC, Dash Acquisitions LLC, Soundpost Partners, LP and Lyrical Partners, L.P. agreed to pay a specified proportional share of all expenses incurred by the parties in connection with their activities that have been approved by Oak Street Capital Management, LLC and Dash Acquisitions LLC; and (vi) the parties agreed that they shall be referred to as “The Committee to Enhance Denny’s”.  On April 27, 2010, the Additional Participants were added as parties to the Joint Filing and Solicitation Agreement.

Except as set forth in the Proxy Statement, as supplemented hereby (including the Schedules hereto), (i) during the past 10 years, none of the Additional Participants have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Additional Participants directly or indirectly beneficially own any securities of the Company; (iii) none of the Additional Participants own any securities of the Company which are owned of record but not beneficially; (iv) none of the Additional Participants have purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by the Additional Participants is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) none of the Additional Participants are, or within the past year were, parties to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any of the Additional Participants owns beneficially, directly or indirectly, any securities of the Company; (viii) none of the Additional Participants own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) none of the Additional Participants or any of their associates were parties to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or are parties to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) none of the Additional Participants or any of their associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) none of the Additional Participants have a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.  There are no material proceedings to which any of the Additional Participants or any of their associates are parties adverse to the Company or any of its subsidiaries or have a material interest adverse to the Company or any of its subsidiaries.

3

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE COMMITTEE IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH THE COMMITTEE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE COMMITTEE’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

The Committee’s Proxy Statement, together with this supplement, and GOLD proxy card are available at www.enhancedennys.com

4

SCHEDULE I

TRANSACTIONS IN SECURITIES OF DENNY’S CORPORATION
DURING THE PAST TWO YEARS

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

MURANO PARTNERS LP

Common Stock	150,000*	3.8100	04/01/10
Common Stock	250,000*	3.8500	04/01/10
Common Stock	75,000*	3.8300	04/05/10
Common Stock	25,000*	3.8300	04/06/10
Common Stock	25,000*	3.9400	04/06/10
Common Stock	25,000*	3.8200	04/08/10
Common Stock	25,000*	3.8400	04/08/10

MURANO GROUP LLC (Through Murano Account)

Common Stock	60,600	2.9103	03/03/10
Common Stock	17,400	2.8866	03/04/10
Common Stock	12,000	3.0311	03/05/10
Common Stock	15,000	2.9668	03/08/10
Common Stock	18,000	2.9726	03/09/10
Common Stock	30,000	3.0658	03/10/10
Common Stock	11,191	3.0785	03/10/10
Common Stock	9,000	2.9984	03/11/10
Common Stock	90,000	3.1501	03/15/10
Common Stock	15,000	3.1559	03/15/10
Common Stock	27,000	3.3380	03/17/10
Common Stock	60,000	3.6409	03/18/10

* Shares acquired in a cross-trade with Murano Group.

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Common Stock	78,000	3.6205	03/19/10
Common Stock	(104,540)**	3.8100	04/01/10
Common Stock	(75,000)**	3.8300	04/05/10
Common Stock	(25,000)**	3.8300	04/06/10
Common Stock	(25,000)**	3.9400	04/06/10
Common Stock	(25,000)**	3.8200	04/08/10
Common Stock	(25,000)**	3.8400	04/08/10

MURANO GROUP LLC (Through a managed account that no longer owns any Shares)

Common Stock	40,400	2.9103	03/03/10
Common Stock	11,600	2.8866	03/04/10
Common Stock	8,000	3.0311	03/05/10
Common Stock	10,000	2.9668	03/08/10
Common Stock	12,000	2.9726	03/09/10
Common Stock	20,000	3.0658	03/10/10
Common Stock	7,460	3.0785	03/10/10
Common Stock	6,000	2.9984	03/11/10
Common Stock	60,000	3.1501	03/15/10
Common Stock	10,000	3.1559	03/15/10
Common Stock	18,000	3.3380	03/17/10
Common Stock	40,000	3.6409	03/18/10
Common Stock	52,000	3.6205	03/19/10
Common Stock	(45,460)**	3.8100	04/01/10
Common Stock	(250,000)**	3.8500	04/01/10

** Shares transferred in a cross-trade with Murano Partners.

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

TONY C. LAI

Common Stock	10,700	2.8500	03/02/10
Common Stock	3,900	2.8400	03/02/10
Common Stock	300	2.8397	03/02/10
Common Stock	100	2.8390	03/02/10
Common Stock	13,100	2.9000	03/03/10
Common Stock	200	2.8999	03/03/10
Common Stock	200	2.8997	03/03/10
Common Stock	6,500	2.8990	03/03/10
Common Stock	7,000	2.9800	03/05/10
Common Stock	9,900	3.0700	03/11/10
Common Stock	100	3.0695	03/11/10
Common Stock	8,500	3.6500	03/18/10
Common Stock	300	3.6491	03/18/10
Common Stock	1,000	3.6490	03/18/10
Common Stock	200	3.6475	03/18/10

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give the Committee your proxy FOR the election of its Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning the Committee’s Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) enhancedennys@mackenziepartners.com or CALL TOLL FREE (800) 322-2885